Mail Stop 4561
      January 6, 2006

Chad C. Braun
Chief Financial Officer
Amreit
8 Greenway Plaza, Suite 1000
Houston, TX 77046

	Re:	Amreit
		Form 10-K for Fiscal Year Ended December 31, 2004
		Form 10-Q for Fiscal Quarter Ended March 31, 2005
		File No. 0-28374

Dear Mr. Braun:

      We have reviewed your response letter dated November 14,
2005
and have the following additional comment. In our comment, we ask you to provide us with additional information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2004

Note 2 - Summary of Significant Accounting Policies

Revenue Recognition, page F-9

1. We have read your response to our previous comment three and continue to believe that commission revenues charged to the REIT by
ASC, a consolidated subsidiary, should be eliminated in consolidation. We also note your representation that eliminating the commission revenues from transactions between the REIT and ASC and then presenting the expenses incurred by ASC as issuance costs in the
REIT financial statements would not have an impact on net income. Please confirm to us that this adjustment will not impact net income.
If that is the case, we believe this reclassification should be made in your future filings accordingly.

      Please respond to the comment included in this letter within ten business days. If you have any questions, you may contact
Thomas
Flinn, Staff Accountant, at (202) 551-3469 or the undersigned at
(202) 551-3413 if you have questions.
      			Sincerely,


      Cicely D. Luckey
Accounting Branch Chief





Chad C. Braun
Amreit
January 6, 2006
Page 1